SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SSP Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

784723 10 8

(CUSIP Number)

Ronald L. Fein, Esq.

Stutman, Treister & Glatt

Professional Corporation

1901 Avenue of the Stars, 12th Floor

Los Angeles, California 90067-6013

310.228.5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784723-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harris Toibb, ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,648,000 (See Response to Item 5)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,648,000 (See Response to Item 5)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,000 (See Response to Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.92%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The securities that are the subject of this statement consist of common stock, $0.01 par value per share (the “Common Stock”), of SSP Solutions, Inc. (the “Issuer”). The name and the address of the principal executive offices of the Issuer are as follows:

SSP Solutions, Inc. 17861 Cartwright Road Irvine, CA 92614

Item 2.	Identity and Background
a. The name of the person filing this statement on Schedule 13D is Harris Toibb.
b. Mr. Toibb’s residence address is 307 21st Street, Santa Monica, California 90402.
c. Mr. Toibb’s principal occupation is real estate development and personal investments.
d. Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.             Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding would have been or is subject to a judgment, decree or final order enjoining future violations for, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Mr. Toibb is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Toibb entered into an Agreement (the “Agreement”) dated as of September 22, 2003 by and among Mr. Toibb, JAW Financial L.P., a California limited partnership (“JAW”), JAW Lending, Inc., a California corporation (“Lending”), and Marvin Winkler, an individual (“Winkler”).  Pursuant to the Agreement, among other things, JAW, as a borrower and pledgor of shares of Common Stock of SSP, transferred to Mr. Toibb, as lender and pledgee, 1,648,000 shares of common stock of SSP in satisfaction of its obligations owing to Mr. Toibb, as the lender and pledgee, under the Note Purchase Agreement, the Note, the Pledge Agreement and the January Agreement described below. The Effective Date of the Agreement and the transfer of the shares was October 30, 2003.

Toibb and JAW are parties to a certain Note Purchase Agreement, dated as of April 15, 2002 (the “Note Purchase Agreement”), pursuant to which JAW borrowed $1,000,000 in cash from Toibb and as evidence of such borrowing, issued to Toibb a $1,000,000 Secured

Convertible Promissory Note dated April 15, 2002 (the “Note”).  The Note was subject to satisfaction, at the option of Toibb, by the transfer of shares of common stock of SSP Solutions, Inc. (“SSP”) held by JAW.  The Note had a maturity date of January 14, 2003 (the “Maturity Date”).

In connection with the loan described above, JAW executed a Pledge Agreement, dated as April 15, 2002 (the “Pledge Agreement”), in favor of Toibb pursuant to which JAW pledged 1,648,000 shares of common stock of SSP (the “Pledged Shares”) owned by JAW as security for the payment by JAW of the amounts outstanding under the Note and the performance by JAW of its obligations under the Note Purchase Agreement.

Concurrently with the execution of the Note Purchase Agreement, and as a condition thereto, Winkler and Lending each executed a Guaranty, dated as of April 15, 2002 (the “Guaranty”), in favor of Toibb pursuant to which Winkler and Lending guaranteed the obligations of JAW under the Note and the performance by JAW of JAW’s obligations under the Note Purchase Agreement.

JAW was unable to pay the Note when the Note came due on the Maturity Date.

JAW, Lending, Toibb and Winkler are party to an Agreement, dated as of January 15, 2003 (the “January Agreement”), pursuant to which, among other things, Toibb, as lender and pledgee, agreed to forbear from exercising his remedies under the Note, the Pledge Agreement and the Guaranty (the Note, the Pledge Agreement, the Guaranty and the Note Purchase Agreement are collectively referred to herein as the “Note Documents”) on the condition that certain payments concerning the JAW obligations were to be made to Toibb in the amounts and at the times required by the January Agreement.  While certain payments were, in fact, made in accordance with the terms of the January Agreement, JAW and Winkler failed to make all of the required payments in the amounts and at the times required by the January Agreement.

The Agreement described above in the first paragraph of this Item 3 arises from the defaults under the Note, the Note Purchase Agreement, and the January 2003 Agreement, and the satisfaction of the obligations of JAW related thereto.  Winkler remains obligated under his guaranty.

Item 4.	Purpose of Transaction
The transfer of the Pledged Shares to Mr. Toibb from JAW has occurred as a result of a default by JAW under the Note, the Note Purchase Agreement, and the January 2003 Agreement.
Mr. Toibb does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j).

Item 5.	Interest in Securities of the Issuer
a. As of October 30, 2003, Mr. Toibb beneficially owned 1,648,000 shares of the Common Stock. Mr. Toibb’s ownership represents 5.92% of Common Stock issued and outstanding.
b. Mr. Toibb has sole voting and dispositive power with respect to 1,648,000 shares of the Common Stock.

c.             On or about September 22, 2003, Mr. Toibb, JAW, Lending and Winkler entered into the Agreement pursuant to which, upon satisfaction of certain conditions, the 1,648,000 shares of Common Stock were transferred by JAW, as borrower and pledgor, in satisfaction of the outstanding obligations of JAW to Mr. Toibb, as lender and pledgee, on October 30, 2003.

d. None
e. Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 3 above, concurrently with the execution of the Note Purchase Agreement, and as a condition thereto, Winkler and Lending executed a Guaranty, dated as of April 15, 2002 (the “Guaranty”), in favor of Toibb pursuant to which Winkler and Lending guaranteed the obligations of JAW under the Note and the performance by JAW of JAW’s obligations under the Note Purchase Agreement.  The Agreement, which resulted in the transfer of 1,648,000 shares of the common stock to Toibb, as lender and pledgee, does not relieve Winkler of his obligations under his guarantee.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2003
Date
/s/ HARRIS TOIBB
Signature
Harris Toibb
Name/Title